UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WEST BANCORPORATION, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

95123P106

(CUSIP Number)

David J. Noble

American Equity Investment Life Holding Company

Chairman, Chief Executive Officer, President and Treasurer

5000 Westown Parkway, Suite 440

West Des Moines, Iowa 50266

Telephone: (515) 221-0002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

William R. Kunkel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 407-0700

September 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95123P106

1.	Names of Reporting Persons American Equity Investment Life Holding Company (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,652,196

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,652,196

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,652,196

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.49%(2)

14.	Type of Reporting Person (See Instructions) HC; CO

(1) American Equity Investment Life Holding Company is the indirect beneficial owner of the Common Stock (as defined in Item 1) which is held through its wholly owned subsidiary, American Equity Life Insurance Company. American Equity Investment Life Holding Company has the sole power to vote or direct the vote and dispose or direct the disposition of the Common Stock.

(2) Based on 17,403,882 shares outstanding at July 31, 2008, the date of West Bancorporation, Inc.’s most recently filed quarterly report on Form 10-Q.

Item 1.    Security and Issuer

The class of equity security to which this statement on Schedule 13D (this “Statement”) relates is the common stock, no par value (the “Common Stock”), of West Bancorporation, Inc., an Iowa corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1601 22nd Street, West Des Moines, IA 50266.

Item 2.    Identity and Background

(a) This Statement is filed by American Equity Investment Life Holding Company (“American Equity”) as the indirect beneficial owner of the Common Stock which is held through its wholly owned subsidiary, American Equity Investment Life Insurance Company (“American Equity Life”). American Equity has the sole power to vote or direct the vote and dispose or direct the disposition of the Common Stock.

(b) The business address of American Equity and American Equity Life is 5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266.

(c) American Equity develops, markets, issues and administers annuities and life insurance. American Equity is a full service underwriter of a broad array of annuity and insurance products. The name, citizenship, principal occupation and business address of each executive officer and director of American Equity are set forth in Schedule I hereto, which is incorporated herein by reference.

(d) –(e) During the past five years, neither American Equity nor, to American Equity’s knowledge, any person named in Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reference is made to Schedule I hereto, which is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 1,652,196 shares of Common Stock purchased by American Equity Life was $19,866,352 (including commissions). The source of funds for the acquisition of shares of Common Stock by American Equity Life was cash on hand.

Item 4.    Purpose of Transaction

American Equity Life made its purchase of Common Stock based on its belief that the Common Stock at current market prices represents an attractive investment opportunity. Consistent with its investment purposes, American Equity has from time to time engaged in communications with one or more shareholders, officers or directors of the Issuer regarding the Issuer, including but not limited to its operations. On September 8, 2008, American Equity communicated with a director of the Issuer that it was willing to acquire all of the Common Stock of the Issuer at $12.76; however, this offer was withdrawn on September 16, 2008. In addition, on September 16, 2008, American Equity terminated its discussions with the Issuer regarding American Equity’s offer to acquire certain assets of the Issuer.

Depending upon overall market conditions, other investment opportunities available to American Equity and the availability of Common Stock at prices that would make the purchase of additional Common Stock desirable, American Equity may endeavor to increase its position in the Issuer through, among other things, the purchase of Common Stock on the open market or in private transactions, on such terms and at such times as American Equity may deem advisable. Pursuant to the requirements of the Bank Holding Company Act of 1956, American Equity intends to obtain the approval of the Board of Governors of the Federal Reserve System before acquiring additional shares of Common Stock.

Notwithstanding anything contained herein, American Equity specifically reserves the right to change its intention with respect to any or all of such matters. Any alternatives that American Equity may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial conditions, results of operations and prospects of the Issuer and general economic, financial market, and industry conditions.

Other than as set forth above in this Item 4, American Equity currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D. American Equity may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate and implement plans and proposals with respect to the foregoing.

Item 5.    Interest in Securities of the Issuer

(a) American Equity is the indirect beneficial owner of 1,652,196 shares of Common Stock which are held through its wholly owned subsidiary, American Equity Life, representing approximately 9.49% of the Issuer’s outstanding shares as of July 31, 2008, the date of the Issuer’s most recently filed quarterly report on Form 10-Q. American Equity has the sole power to vote or direct the vote and dispose or direct the disposition of the Common Stock. Reference is made to Schedule I hereto, which is incorporated herein by reference.

(b) American Equity has sole voting and dispositive power with respect to the shares beneficially owned. Reference is made to Schedule I hereto, which is incorporated herein by reference.

(c) During the past sixty days, the following transactions were effected by American Equity through its wholly owned subsidiary American Equity Life:

Date of Transaction	Number of Shares Involved	Price of Shares (at $ 12/share)	Commission	Total Price Paid	Type of Transaction
August 29, 2008	852,196	$10,226,352	$0	$10,226,352	Purchase
September 8, 2008	800,000	$9,600,000	$40,000	$9,640,000	Purchase

Other than as set forth above, during the past sixty days, there were no purchases or sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by American Equity or any person or entity controlled by American Equity or any person or entity for which American Equity possesses voting or dispositive control over the securities thereof.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 12, 2008, American Equity executed a confidentiality agreement with the Issuer (the “Confidentiality Agreement”). The Confidentiality Agreement contains customary provisions pursuant to which, among other things, American Equity and the Issuer agreed on behalf of themselves and their representatives, subject to certain exceptions, to keep confidential all non-public information furnished by the other and to use such information solely for the purpose of evaluating a possible transaction between the parties. The Confidentiality Agreement also includes customary mutual employee non-solicitation provisions operative for two years from the date of the Confidentiality Agreement. The Confidentiality Agreement further includes customary standstill provisions, operative for two years from the date of the Confidentiality Agreement, prohibiting both the Issuer and American Equity from, among other things, acquiring voting securities issued by the other, other than in the ordinary course of business, without the prior written consent of the other party’s Board of Directors. A copy of the Confidentiality Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Other than as set forth above, to the knowledge of American Equity, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit Number	Exhibit Name
1	Confidentiality Agreement, dated March 12, 2008, between American Equity Investment Life Holding Company and West Bancorporation, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2008

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

	by	/s/ Wendy L. Carlson
Name: Wendy L. Carlson
Title: Chief Financial Officer and General Counsel

SCHEDULE I

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY (“AMERICAN EQUITY”) AND AMERICAN EQUITY INVESTMENT LIFE INSURANCE COMPANY (“AMERICAN EQUITY LIFE”)

The following table sets forth the name, citizenship, current principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for each individual that is a director or executive officer of American Equity and American Equity Life. In addition, the following table sets forth such individuals’ interests, if any, in the Issuer’s Common Stock.

Name, Country of Citizenship and Business Address	Present Principal Occupation or Employment and Interest in Securities of the Issuer

Wendy L. Carlson	Chief Financial Officer, General Counsel and member of the Board of Directors (“Director”) of American Equity. General Counsel and Director of American Equity Life.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266	Ms. Carlson is the beneficial owner of 500 shares of the Issuer’s Common Stock with respect to which she has sole voting and dispositive power.

Joyce A. Chapman	Director of American Equity.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

Steven G. Chapman	Director of American Equity. Chief Executive Officer and Chairman of the Board of Directors of ITA Group, Inc.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

Alex M. Clark	Director of American Equity. Investment broker with Sanders Morris Harris.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

James M. Gerlach	Director and Executive Vice President of American Equity. Director, Executive Vice President and Chief Marketing Officer of American Equity Life.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

Robert L. Hilton	Director of American Equity.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

Robert L. Howe	Director of American Equity.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

John M. Matovina	Vice Chairman and Director of American Equity.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

D.J. Noble	Chairman and Chief Executive Officer, President and Treasurer of American Equity and Chairman and Chief Executive Officer of American Equity Life.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266	Mr. Noble is the beneficial owner of 22,790 shares of the Issuer’s Common Stock with respect to which he has sole voting and dispositive power.

Terry A. Reimer	Executive Vice President of American Equity and Director, Executive Vice President, Chief Operating Officer and Treasurer of American Equity Life.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

Debra J. Richardson	Director, Senior Vice President and Secretary of American Equity and Director, Senior Vice President and Secretary of American Equity Life.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

Jack W. Schroeder	Director of American Equity Life.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

A.J. Strickland, III	Director of American Equity. Professor at the University of Alabama School of Business.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

Harley A. Whitfield	Director of American Equity. Attorney of counsel to Whitfield & Eddy, P.L.C., Des Moines, Iowa.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266

Kevin R. Wingert	President and Director of American Equity Life. Director of American Equity.

Citizenship: United States of America

5000 Westown Parkway, Suite 440, West Des Moines, Iowa 50266